UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC File Number 001-35905

NOTIFICATION OF LATE FILING	CUSIP Number 09072Q106

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BioAmber Inc.

Full Name of Registrant

Former Name if Applicable

1250 Rene Levesque West, Suite 4310

Address of Principal Executive Office (Street and Number)

Montreal, Quebec, Canada H3B 4W8

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

BioAmber Inc. (the “Company”) is unable to file the Form 10-Q within the prescribed time period for the following reason. On May 4, 2018, the Company filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The Company’s Chapter 11 case is being administered under the caption In re: BioAmber Inc., Case No. 18-11078.

In addition, on May 4, 2018, BioAmber Sarnia Inc. and BioAmber Canada Inc. (the “Subsidiaries”), both wholly-owned subsidiaries of the Company, filed Notices of Intention with the Superior Court Commercial Division – In matters of Bankruptcy and Insolvency of the District of Montreal, Province of Quebec, Canada, to make a proposal pursuant to the provisions of the Canadian Bankruptcy and Insolvency Act. These matters are administered under the captions In the matter of the Notice on Intention of BioAmber Sarnia Inc. ( Court Docket number: 500-11-054563-180) and In the matter of BioAmber Canada Inc ( Court Docket number: 500-11-054564-188).

The period immediately following the filing of a bankruptcy places numerous demands on the Company and its Subsidiaries for various reporting requirements of the bankruptcy courts. The Company has limited personnel and must comply with the reporting requirements and time deadlines set by the bankruptcy rules and various court orders. As such, the Company will not be able to file the Form 10-Q within the prescribed time period.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s future plans, expectations and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause the actual results to differ materially from those projected in these forward-looking statements including statements regarding the Company’s intention to file its Form 10-Q within the extension period and the completion of matters necessary to permit filing within the extension period. Readers of this Form 12b-25 are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard P. Eno	(514)	844-8000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BioAmber Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 9, 2018	By:	/s/ Richard P. Eno
	Name:	Richard P. Eno
	Title:	Chief Executive Officer